June 29, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	Encorium Group, Inc.
Registration Statement on Form S-3 (File No. 333-143576)

Ladies and Gentlemen:

On behalf of Encorium Group, Inc. (the “Registrant”), we enclose for filing under the Securities Act of 1933 Amendment No. 1 to the above-referenced registration statement (the “Amendment”). The Amendment is responsive to the staff’s comment letter dated June 19, 2007 (the “Comment Letter”), as described below.

The Comment Letter contained one comment which reads as follows:

“1.	Please revise the signature page of your registration statement to identify and provide the signature of your controller or principal accounting officer.”

In response to this comment, the Amendment contains, on page II-5, a revision to the signature block of Lawrence R. Hoffman to reflect his position as the Registrant’s Principal Accounting Officer as well as its Principal Financial Officer.

Should you have any questions, please call me at (610) 989-4208.

Sincerely,

/s/ Lawrence R. Hoffman

Lawrence R. Hoffman